BY-LAWS

OF

CUTTING EDGE SUPERCONDUCTORS, INC.

ARTICLE I

OFFICES

A.**Section Principal Place of Business and Registered Agent.** The principal place of business of Cutting Edge Superconductors, Inc. (hereinafter referred to as the "Corporation"), shall be located in the Commonwealth of Puerto Rico at such place as may be fixed from time to time by the Board of Directors upon filing of such notices as may be required by law. The registered agent may have a business office identical with such place of business, or at a separate location.

B.**Section Other Offices.** The Corporation may have other offices within or without the Commonwealth of Puerto Rico at such place or places as the Board of Directors may from time to time determine.

ARTICLE II

STOCKHOLDERS

Section A. Meeting Place. All meetings of the stockholders shall be held at the principal place of business of the Corporation, or at such other place within or without the Commonwealth of Puerto Rico as shall be determined from time to time by the Board of Directors, and the place at which any such meeting shall be held shall be stated in the notice of the meeting or in a duly executed waiver thereof.

Section B. Annual Meeting. An annual meeting of the stockholders, for the election of the director(s) whose term expires and for the transaction of such other business as may properly come before the meeting, shall be held at such time as shall be stated in the notice of the meeting. The meeting shall be held at such place, and at such time as the Board of Directors shall each year fix.

Section C. Special Meetings. Special meetings of the stockholders may be held for any purpose or purposes prescribed in the notice of the meeting, and may only be called by the Board of Directors, the President, or the Secretary, upon the request, in writing, of the holders of a majority of the voting power of the outstanding shares of the Corporation entitled to vote in an election of directors. At a special meeting of the stockholders, only such business shall be conducted as shall be specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors. Any such written notice shall state the purpose or purposes of the proposed special meeting and shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

Section D. Notice of Meetings. Notice of the place, date, and time of all meetings, either annual or special, of the stockholders shall be given by personal delivery or by mailing a written notice of the same, not less than ten (10) days prior to the date of the meeting, to each stockholder of record entitled to vote at such meeting.

Section E. Waiver of Notice. A waiver of any notice required to be given to any stockholder, signed by the person or persons entitled to such notice, whether before or after the time stated therein for the meeting, shall be equivalent to the giving of such notice.

Section F. Quorum. The holders of the majority of the outstanding shares of the Corporation entitled to vote, present in person or represented by proxy, shall constitute a quorum at any meeting of the stockholders. In all matters the affirmative vote of the majority of shares present in person or represented by proxy at the meeting shall be the act of the stockholders. In the absence of a quorum at any meeting, or any adjournment thereof, a majority in interest of the shareholders who are present, in person or represented by proxy, may adjourn the meeting to another place, date, or time. The stockholders present at a duly held meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section G.   Organization.   The chairman of any meeting of the stockholders shall be the President of the Corporation or, in his absence, the person designated by the holders of a majority of the shares who are present, in person or by proxy. In the absence of the Secretary of the Corporation, the chairman of the meeting may appoint any person present to act as secretary of the meeting and keep the minutes thereof.

Section H.   Order of Business.   The chairman of any meeting of the stockholders shall determine the order of business and the procedure at all meetings, including such regulation of the manner of voting and the conduct of discussion as seem to him in order.

Section I.   Voting of Shares.   Each shareholder shall be entitled at each meeting of the stockholders to one vote in person or by proxy for each share of stock held by him and registered in his name on the books of the Corporation.

Section J. Proxies. A shareholder may vote either in person or by proxy executed in writing by the shareholder or his duly authorized attorney-in-fact. Without limiting the manner in which a shareholder may authorize another person or persons to act for him as proxy, a shareholder may grant such authority in the manner specified in the General Corporation Law of 1995 of the Commonwealth of Puerto Rico (hereinafter referred to as the "General Corporation Law"). No proxy shall be valid after one (1) year from the date of its execution.

Section K. Consent of Stockholders in Lieu of Meeting. Any action required to be taken at any annual or special meeting of the stockholders of the Corporation, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action. Delivery of such consent or consents shall be made by hand or by certified or registered mail, return receipt requested, to the Corporation's principal place of business. Every written consent shall bear the date of signature of each shareholder who signs the consent.

ARTICLE III
BOARD OF DIRECTORS

Section A. Powers. The business and affairs of the Corporation shall be under the ultimate control and direction of a Board of Directors, which may exercise all such authority and powers of the Corporation and do all such lawful acts and things as are not directed or required to be exercised or done by the stockholders by the law, the Certificate of Incorporation, or these By-Laws.

Section B. Number and Term. The Board of Directors shall consist of no less than 2 members. The number of directors may at any time be increased, and once increased, later decreased, by the written consent of the Board of Directors, provided that no decrease shall have the effect of shortening the term of any incumbent director. Directors shall hold office until his successor has been duly elected and qualified, or until his death, resignation, or removal.

Section C. Vacancies. Any vacancy or vacancies in the Board of Directors resulting from death, resignation, removal, an increase in the authorized number of directors, or any other cause, may be filled by the stockholders of the Corporation at the next annual meeting or any special meeting called for that purpose or, if there is more than one director by virtue of an increase in the size of the Board of Directors, by a majority vote of the remaining directors, though less than a quorum, and each director so elected shall hold office until the next annual election of directors and until his successor is duly elected and qualified, or until his death, resignation, or removal.

Section D. Meetings. In case the size of the Board of Directors is increased, meetings of the Board of Directors or any committee thereof may be held without notice at the principal place of business of the Corporation or at such other place or places, either within or without the Commonwealth of Puerto Rico, as the Board of Directors may from time to time designate.

Section E. Quorum. A majority of the directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time.

Section F. Removal of Directors. The directors may be removed, either with or without cause, at any time, by the affirmative vote of the holders of a majority of the voting power of the issued and outstanding stock.

Section G. Minutes. Minutes shall be kept of all meetings of the Board of Directors.

Section H. Action Without Meeting. Any action required or which may be taken at a meeting of the Board of Directors may be taken without a meeting if a consent in writing, setting forth the action so taken or to be taken, shall be signed by a majority of the directors. Such written consent shall have the same effect as a unanimous vote.

ARTICLE IV
OFFICERS

Section A. Number. The officers of the Corporation shall consist of a President and secretary, and such other officers as may from time to a time be selected and appointed by the Board of Directors. Any two or more offices may be held by the same person.

Section B. Election and Term of Office. The officers of the Corporation to be elected by the Board of Directors shall be elected annually at the first meeting of the Board of Directors following the annual election of directors. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as may be convenient. Each officer shall hold office until his successor is duly elected and qualified or until his death or until he resigns or is removed in the manner hereinafter provided.

Section C. Removal of Officers. Any officer of the Corporation may be removed at any time, either with or without cause, by the Board of Directors.

Section D. President. The President shall be the Chief Executive Officer of the Corporation. Subject to the provisions of these By-Laws, and to the direction of the Board of Directors, the President shall have the responsibility for the general management and control of the business and affairs of the Corporation and shall have and perform all duties and all powers which are commonly incident to the office of President and Chief Executive Officer. The President shall see that all orders and resolutions of the Board of Directors are executed, and he shall have general supervision and direction of all of the officers, employees, and agents of the Corporation.

Section E.   **Secretary.** The Secretary shall (a) keep the minutes of the meetings of the shareholders, the Board of Directors, and all other committees, if any, of which a secretary shall not have been appointed, in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these By-Laws and as required by law; (c) be custodian of the corporate records and of the seal of the Corporation and see that the seal of the Corporation is affixed to all documents, the execution of which on behalf of the Corporation under its seal, is duly authorized; (d) keep a register of the post office address of each shareholder which shall be furnished to the Secretary by such shareholder; (e) have general charge of the stock transfer books of the Corporation; (f) in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the president or by the Board of Directors. He shall, if required by the Board of Directors, give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Board of Directors shall determine.

Section G. Delegation of Authority. The Board of Directors may from time to time delegate the powers and duties of any officer to any other officers or agents, notwithstanding any provision hereof.

ARTICLE V
CAPITAL STOCK

Section A. Certificates. Certificates representing shares of stock of the Corporation shall be in such form and shall contain such information as shall be required by law at the time the same are issued. Such certificates shall be signed by the president and by the secretary or an assistant secretary. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation. The person in whose name any shares shall stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except as otherwise provided in the Certificate of Incorporation and except that in case of a lost, destroyed, or mutilated certificate a new one may be issued therefor upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

Section B. Transfers. Transfers of stock shall be made only upon the stock transfer books of the Corporation kept at its principal place of business, or by transfer agents designated to transfer shares of the stock of the Corporation.

Section C. Regulations. The Board of Directors may make such additional rules and regulations, not inconsistent with these By-Laws, as it may deem appropriate concerning the issue, transfer, conversion, and registration of shares of stock of the Corporation.

ARTICLE VI

INDEMNIFICATION OF DIRECTORS,
OFFICERS, EMPLOYEES AND AGENTS

The provision contained in the Corporation's Articles of Incorporation are hereby adopted.

ARTICLE VII

GENERAL PROVISIONS

Section A. <u>Dividends.</u> Subject to the applicable provisions of the General Corporation Law, dividends upon the capital stock of the Corporation may be declared by the Board of Directors at any meeting, and may be paid in cash, in property, or in shares of the capital stock of the Corporation. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, may deem proper as a reserve or reserves to meet contingencies, or for repairing or maintaining any property of the Corporation, or for any other proper purpose, and the Board of Directors may modify or abolish any such reserve.

Section B. <u>Disbursements.</u> All checks or demand for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section C. <u>Deposits.</u> The monies of the Corporation shall be deposited in the name of the Corporation in such banks, trust companies, or other depositories as the Board of Directors shall designate, and shall be drawn out only by check or other order for payment of money signed by such persons and in such manner as may be determined by resolution of the Board of Directors.

Section D. <u>Corporate Seal.</u> The corporate seal of the Corporation shall be in such form and bear such inscription as shall be approved by the Board of Directors.

Section E. <u>Fiscal Year</u>. The fiscal year of the Corporation shall be January 1st to December 31st annually, unless otherwise determined by the Board of Directors.

Section F. <u>Amendments</u>. These By-Laws may only be altered, amended, or repealed by a majority vote of the shareholders at any annual or special meeting of the stockholders.